UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 12, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒           Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐           No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐           No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐           No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

HELD ON SEPTEMBER 1ST, 2016

Date, Time and Place: Held on September 1st, 2016, at 10:00 AM, at Rua Fidêncio Ramos, 302, 3rd floor, Vila Olímpia Corporate, Torre B, Vila Olímpia, CEP 04551-010, in the City of São Paulo, State of São Paulo.

Call Notice: The Board of Directors’ members were duly called pursuant to item 6.1 of its Internal Rules.

Attendance: The majority of the effective members of the Board of Directors in attendance: Messrs. José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, Ernesto Lozardo, João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto, Raul Calfat and Sergio Augusto Malacrida Junior (alternate of Mr. João Carvalho de Miranda). The absence of the Board member Mr. João Carvalho de Miranda was justified.

Meeting Board:                               Mr. José Luciano Duarte Penido – Chairman.

Mrs. Claudia Elisete Rockenbach Leal – Secretary.

Agenda: Approve (i) the appointment of non-statutory officers of the Company; and (ii) the appointment of the Company’s Compliance Officer.

Resolutions: After discussion and analysis of the matter included on the Agenda, the Board members in attendance decided to, without reservations and/or qualifications, by their unanimous vote:

(i)                 Approve the appointment, with effects as from this date, of Henri Philippe Van Keer, Brazilian citizen, married, engineer, bearer of the Identity Card RG No. 21.067.471-9, issued by SSP/RJ, enrolled with the CPF/MF under No. 228.771.688-24, for the position internally designated as “non-statutory officer for commerce and international logistics”; Paulo Ricardo Pereira da Silveira, Brazilian citizen, married, chemical engineer, bearer of the Identity Card RG No. 5.014.825.854, issued by SSP/RS, enrolled with the CPF/MF under No. 347.892.940-72, for the position internally designated as “non-statutory officer for industrial and engineering operations”; Adjarbas Guerra Neto, Brazilian citizen, married, accountant and lawyer, bearer of the Identity Card RG No. 23.331.930-X, issued by SSP/SP, enrolled with the CPF/MF under No. 181.842.828-85, for the position internally designated as “non-statutory officer for governance, risk management and compliance”; and Caio Eduardo Zanardo, Brazilian citizen, married, forest engineer, bearer of the Identity Card RG No. 29.574.713-4, issued by SSP/SP, enrolled with the CPF/MF under No. 275.674.548-07, for the position internally designated as “non-statutory officer for forest management”, all of them resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Fidêncio Ramos, 302, 3rd floor, Torre B, Edifício Vila Olímpia Corporate, Vila Olímpia, CEP 04551-010.

For clarification purposes, Messrs. Henri Philippe Van Keer, Paulo Ricardo Pereira da Silveira, Adjarbas Guerra Neto and Caio Eduardo Zanardo shall not be considered managers of the Company under the terms of article 138 of Law No. 6,404/1976, as amended (“Brazilian Corporations Law”), and they do not have representation powers of the Company, under the terms of article 144 of the Brazilian Corporations Law.

(ii)              Approve the appointment of Mr. Adjarbas Guerra Neto, Brazilian citizen, married, accountant and lawyer, bearer of the Identity Card RG No. 23.331.930-X, issued by SSP/SP, enrolled with the CPF/MF under No. 181.842.828-85, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Fidêncio Ramos, 302, 3rd floor, Torre B, Edifício Vila Olímpia Corporate, Vila Olímpia, CEP 04551-010, to exercise the position internally designated as “Company’s Compliance Officer” with effects as of September 1st, 2016 and term of office ending on August 1st, 2017, reinforcing the Company’s commitment with the regulatory agencies and shareholders, as well as demonstrating the improvement within the scope of Fibria’s corporate governance.

For clarification purposes, Mr. Adjarbas Guerra Neto shall not be considered manager of the Company under the terms of article 138 of the Brazilian Corporations Law, and he do not have representation powers of the Company, under the terms of article 144 of the Brazilian Corporations Law.

Closing: There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board in attendance. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, Ernesto Lozardo, João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto, Raul Calfat and Sergio Augusto Malacrida Junior, and, also, Claudia Elisete Rockenbach Leal – Secretary.

São Paulo, September 1st, 2016.

We certify that the present minutes are a true copy of the original filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12th, 2016

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO